Exhibit 99.1

GasLog Ltd. Announces Chief Executive Officer Transition

Hamilton, Bermuda, January 11, 2022 — GasLog Ltd., (“GasLog” or “Company”) today announced that Paul Wogan, Chief Executive Officer (“CEO”) of GasLog, has informed the board of directors of GasLog (the “Board”) that he intends to retire from his role as CEO effective March 9, 2022. He will remain, in an advisory role until June 30, 2022 to ensure a smooth transition. The Board is pleased to appoint Paolo Enoizi, currently Chief Operating Officer ("COO") of the Company as well as CEO of GasLog Partners LP, as CEO of GasLog effective March 10, 2022.

Peter Livanos, Chairman of GasLog, said, "Under Paul's outstanding leadership over the last 10 years, GasLog has grown and developed to become one of the world's leading LNG shipping companies. I would like to express our sincere thanks to Paul for all his hard work and dedication to GasLog and wish him all the best in his retirement.

I am very pleased that Paolo has agreed to take over the CEO role from Paul. Paolo has been GasLog's COO since April 2019 and has been CEO of GasLog Partners since August 2021. I have every confidence that Paolo will meet and exceed our expectations, and I am looking forward to working closely with him as he evolves the Company in the years to come."

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 39 LNG carriers (35 on the water plus 4 under construction). Of these vessels, 20 are owned by GasLog, four have been sold and leased back by GasLog under long-term bareboat charters and of the remaining 15 LNG carriers,14 are owned by the Company’s subsidiary, GasLog Partners LP, and one has been sold and leased back by GasLog Partners LP.